BANNER CORPORATION

10 South First Avenue

Walla Walla, WA 99362

(509) 527-3636

September 5, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:                                         David Gessert

RE:                           Banner Corporation
Registration Statement on Form S-4
File No. 333-226991
Request for Acceleration

Dear Mr. Gessert:

Reference is made to the Registration Statement on Form S-4 (File No. 333-226991) filed by Banner Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on August 24, 2018, as amended on September 5, 2018 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on September 6, 2018, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact Jacob A. Kling of Wachtell, Lipton, Rosen & Katz at (212) 403-1003 or JAKling@wlrk.com with any questions you may have concerning this letter, or if you require any additional information.  Please notify Mr. Kling when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

BANNER CORPORATION

By:	/s/ Craig Miller
Name:	Craig Miller
Title:	Executive Vice President and General Counsel

cc:                                Wachtell, Lipton, Rosen & Katz

Jacob A. Kling